Filed Pursuant to Rule 433

Registration No. 333-165548

333-165548-01

March 18, 2010

AXIS Specialty Finance LLC

$500,000,000 5.875% Senior Notes due 2020

Fully and unconditionally guaranteed by

AXIS Capital Holdings Limited

Issuer:	AXIS Specialty Finance LLC
Guarantor:	AXIS Capital Holdings Limited
Securities:	5.875% Senior Notes due 2020
Legal Format:	SEC Registered
Principal Amount:	$500,000,000
Ratings: (Moody’s / S&P)*	Baa1 (stable) / A-(stable)
Pricing Date:	March 18, 2010
Settlement Date:	March 23, 2010 (T+3)
Maturity Date:	June 1, 2020
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2010
Benchmark Treasury:	3.625% due February 15, 2020
Benchmark Treasury Yield:	3.676%
Spread to Benchmark Treasury:	+ 225 basis points
Yield to Maturity:	5.926%
Coupon:	5.875%
Public Offering Price:	99.624%
Net Proceeds (before expenses):	$494,870,000. AXIS Finance will lend all of the net proceeds from this offering to its direct parent, AXIS U.S. Holdings. AXIS U.S. Holdings will use the proceeds for general corporate purposes.
Optional Redemption:	At any time at a discount rate of T + 35 basis points, plus accrued and unpaid interest
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	05463HAA9 / US05463HAA95
Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Wells Fargo Securities, LLC
Co-Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Crédit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling, Barclays Capital Inc. toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.